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                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to
     ______________


                          Commission File No. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        YORK INTERNATIONAL CORPORATION
                        INVESTMENT PLAN FOR PUERTO RICO


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        YORK INTERNATIONAL CORPORATION
                           631 South Richland Avenue
                           York, Pennsylvania 17403

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

                                     INDEX
                                     -----


Item                                                                      Page
----                                                                      ----
Signature................................................................    2

Financial Statements and Supplemental Schedule...........................    3

Exhibit Index............................................................   14

Exhibit..................................................................   15

                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   YORK INTERNATIONAL CORPORATION
                                   INVESTMENT PLAN FOR PUERTO RICO



Date:  June 22, 2000               By:  /s/ Jane G. Davis
     -------------------              ----------------------------------------
                                   Jane G. Davis
                                   Member, Pension and Investment Committee

                        YORK INTERNATIONAL CORPORATION
                        INVESTMENT PLAN FOR PUERTO RICO

                             Financial Statements
                                      And
                             Supplemental Schedule

                               December 31, 1999

                         Independent Auditors' Report


To the Pension and Investment Committee of
York International Corporation:


We have audited the accompanying statement of net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

June 9, 2000

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                Statement of Net Assets Available for Benefits

                               December 31, 1999

                           Assets
Investments:
     At fair value                                  $  44,338
     At contract value                                  2,080
                                                    ---------
               Total investments                       46,418
                                                    ---------

Receivables:
     Employer's contribution                            4,326
     Participants' contributions                          554
     Interest                                              39
                                                    ---------
               Total receivables                        4,919
                                                    ---------

Net assets available for benefits                   $  51,337
                                                    =========

See accompanying notes to financial statements.

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

           Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 1999

Additions:
     Additions to net assets attributed to:
         Investment income:
             Net appreciation in fair value of investments            $ 2,323
             Interest and dividends                                     1,566
         Contributions:
             Participants'                                             41,940
             Employer's                                                 5,508
                                                                      -------
                  Total additions                                      51,337
                                                                      -------

Net assets available for benefits:
     Beginning of year                                                     --
                                                                      -------
     End of year                                                      $51,337
                                                                      =======

See accompanying notes to financial statements.

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                         Notes to Financial Statements

                               December 31, 1999


(1)  Plan Description

     The following description of the York International Corporation (Company) Investment Plan for Puerto Rico (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering employees of the Company who are residents of Puerto Rico and have been employed for three months. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company. The trustee of the Plan is Banco Popular. The Plan is subject to the provisions of the Puerto Rico Internal Revenue Code of 1994, as amended and the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Each year, participants may contribute up to ten percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 25 percent of participants' pretax contributions, limited to the first 4 percent of each employee's earnings contributed.

     (c)  Investment Options

          Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of fourteen investment options.

          The "Retirement Money Market Portfolio Fund", under an agreement between the Trustee and various insurance companies, provides a guaranteed rate of interest on contributions.

          The "Puritan Fund" is a mutual fund which seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

          The "Large Cap Stock Fund" is a mutual fund which invests primarily in large cap stocks with above average growth characteristics trading at reasonable valuations.


                                        7                            (Continued)

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                         Notes to Financial Statements

                               December 31, 1999



          The "Equity Income Fund" is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

          The "OTC Portfolio Fund" is a growth fund. It seeks long-term capital appreciation by investing primarily in securities traded on the over-the-counter securities market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York Stock Exchange.

          The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

          The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

          The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 1-10 years.

          The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 10-20 years.

          The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 20-30 years.

          The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 30-40 years.

                                        8                            (Continued)

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                         Notes to Financial Statements

                               December 31, 1999



          The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

          The "U.S. Bond Index Portfolio Fund" is an income fund. It seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

          The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock.

     (d)  Participant Notes Receivable

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested Plan balance. Loan transactions are treated as a transfer to
          (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or are determined by the Committee when used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed or variable rate commensurate with the interest rates charged by persons in the business of lending money on a regional basis for loans that would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. There are no loans outstanding at December 31, 1999.

     (e)  Participants' Accounts

          Each participant's account is credited with the participant's contribution and allocations of a) the Company's contribution and, b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are made based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                       9                             (Continued)

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                         Notes to Financial Statements

                               December 31, 1999


     (f)  Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on the following schedule:

                    Years of Service               Vested %

                    Less than 2                         0
                    2                                  33
                    3                                  67
                    4 or more                         100


     (g)  Payment of Benefits

          On termination of services due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

     (h)  Forfeitures

          At December 31, 1999, there were no forfeited nonvested accounts. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce the employer contributions for the plan year.


(2)  Summary of Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          Investments in the Puritan Fund, Large Cap Stock Fund, Equity Income Fund, OTC Portfolio Fund, Overseas Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, Spartan U.S. Equity Index Fund, and U.S. Bond Index Portfolio Fund are stated at fair value as reported by the Trustee.

          The Retirement Money Market Portfolio is fully benefit-responsive and in accordance with Statement of Position No. 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans" is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The average yield for the year ended December 31, 1999 was 5.68%. The crediting interest rate at December 31, 1999 was 5.69%. Crediting interest rates for traditional bank and insurance company contracts are primarily fixed for the life of the contract. Crediting interest rates for synthetic contracts are reset monthly or quarterly, depending on contract terms.

                                    10                               (Continued)

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                         Notes to Financial Statements

                               December 31, 1999


          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administrative Expenses

          Certain administrative expenses are paid by the Company.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (e)  Payment of Benefits

          Benefits are recorded when paid.


(3)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements.

     The following table separately identifies those investments which represent 5 percent or more of the Plan's net assets.

                                                   1999
                                                 -------
               Mutual Funds:
                Puritan Fund                     $ 2,660
                Equity Income Fund                 3,003
                Large Cap Stock Fund               5,734
                U.S. Bond Index Portfolio Fund     4,699
                Freedom 2010 Fund                 15,567
                Freedom 2030 Fund                  7,511
                Other                              7,244
                                                --------
                                                $ 46,418
                                                ========

     During the year ended December 31, 1999, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,323.

                                11                                  (Continued)

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                         Notes to Financial Statements

                               December 31, 1999


(4)  Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity holds the Plan assets and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $0 for the year ended December 31, 1999.

     In addition, the Plan may invest in a fund containing common stock of the Plan sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.


(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


(6)  Tax Status of the Plan

     The Puerto Rico Department of Treasury has determined and informed the Company by letter dated June 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code.

                                                                      Schedule 1

                        YORK INTERNATIONAL CORPORATION

                        INVESTMENT PLAN FOR PUERTO RICO

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


                                                                                       Current
   Identity of Issuer                Description of Investment                          value
-------------------------      -------------------------------------               ----------------
* Fidelity Investments         Puritan Fund                                        $      2,660
* Fidelity Investments         Equity Income Fund                                         3,003
* Fidelity Investments         OTC Portfolio Fund                                         1,838
* Fidelity Investments         Overseas Fund                                                977
* Fidelity Investments         Large Cap Stock Fund                                       5,734
* Fidelity Investments         Freedom 2010 Fund                                         15,567
* Fidelity Investments         Freedom 2020 Fund                                            458
* Fidelity Investments         Freedom 2030 Fund                                          7,511
* Fidelity Investments         Retirement Money Market Portfolio                          2,080
* Fidelity Investments         Spartan U.S. Equity Index                                  1,891
* Fidelity Investments         U.S. Bond Index Portfolio                                  4,699
                                                                                   ------------
                                                                                   $     46,418
                                                                                   ============

* Party-in-interest

                                 EXHIBIT INDEX
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Exhibit No.    Document
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   23          Consent of Independent Auditors

                                      14